Exhibit 99.1

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to  Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) that the following Director exercised options under the Imperial Tobacco Group Sharesave Scheme.

Name	Date of exercise	Number of shares
Mr Robert Dyrbus	1 August 2006	675

Imperial Tobacco Group PLC was today further advised by the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) that the following PDMRs exercised options under the Imperial Tobacco Group Sharesave Scheme.

Name	Date of exercise	Number of shares
Ms Kathryn Brown	1 August 2006	1,125
Mrs Alison Cooper	1 August 2006	1,125

In addition, the Trust holds a total of 905,542 ordinary shares of 10p each in the Company and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have a non-beneficial interest in such shares.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com